                                                           FOR IMMEDIATE RELEASE

EARNINGS RELEASE
----------------

MEDIA CONTACTS:

Lim Beng See                              Lisa Lavin
Director, Corporate Communications        Manager, Marketing
Tel: 65-7511111, Fax: 65-7555431          Tel: 208-672 6112, Fax: 888-390 7499
email:limbs@stats.st.com.sg               email:lavinl@statsus.com

INVESTOR CONTACTS:
Drew Davies                               Elaine Ang
Director, Investor Relations              Manager, Investor Relations
Tel: (408) 941 3021, Fax: (408) 941 3014  Tel: (65) 751 1738, Fax: (65) 755 1585
email:daviesd@statsus.com                 email:angelaine@stats.st.com.sg


STATS REPORTS RECORD THIRD QUARTER 2000 RESULTS

-     NET REVENUES OF $90.5 MILLION, UP BY 68.6% FROM 3RD QUARTER 1999
-     NET PROFIT OF $16.5 MILLION, UP BY 1050.7% FROM 3RD QUARTER 1999
-     EARNINGS PER ADS OF $0.17, UP BY $0.15 FROM 3RD QUARTER 1999
      EARNINGS PER ORDINARY SHARE OF $0.017, UP BY $0.015 FROM 3RD QUARTER 1999

SINGAPORE -- OCTOBER 20, 2000 -- ST Assembly Test Services Ltd (Nasdaq: STTS and
SGX: ST Assembly) today reported record net revenues and net income for the quarter ended September 30, 2000.

Commenting on the results of the quarter, Tan Bock Seng, Chairman and Chief Executive Officer, said: "Our strong performance in this quarter is driven primarily by robust volume growth in all segments of our business. We are pleased to see that our strategy of offering complete backend turnkey services focusing on communications customers, and leveraging off our leadership position in mixed signal testing, is enjoying support in the marketplace."


HIGHLIGHTS OF THIRD-QUARTER PERFORMANCE

Net revenues for the third quarter of 2000 were a record $90.5 million, an increase of 68.6% over the same period in 1999 and 19.5% sequentially over second quarter 2000. This significant increase was due to higher unit shipments in both the test and assembly business.

Net revenues from assembly services grew to $49.6 million or 54.8% of revenues, a 19.5% increase over assembly revenues reported in the previous quarter, while test revenues grew to $41.0 million or 45.2% of revenues, a 19.5% increase over test revenues in second quarter 2000.

Gross profit was $27.3 million or a gross margin of 30.2% compared to gross profit of $19.0 million or a gross margin of 35.4% in the same quarter a year ago. Gross margin for this quarter was down 3.3% from the 33.5% in the second quarter 2000 due principally to higher demand for ball grid array packages that have lower gross margin.

Said Tan Lay Koon, Chief Financial Officer, "Volume for ball grid array packages increased by 65% over the second quarter, and our array business was 18% of our assembly revenues in this quarter. The strong growth of our array business, which is strategically important, will have however a negative impact on our gross margin in the near term."

Depreciation expense and cost of leasing production equipment for this quarter was $23.8 million or 26.2% of net revenues, compared to $19.9 million or 26.3% of revenues in the second quarter.

Operating expenses, which include stock-based compensation charges, were $14.3 million or 15.8% of net revenues compared to $13.9 million or 18.3% of net revenues in second quarter 2000. Selling, general and administrative expenses were $10.2 million or 11.2% of net revenues compared to $9.7 million or 12.9% of revenues in the second quarter as a result of higher net revenues and modest increase in payroll related expenses.

Research and development expenses were $4.1 million, or 4.5% of net revenues as the Company continues to invest in advanced packaging technologies in support of our strategy of offering complete backend turnkey services to our customers.

Net income was $16.5 million, or 18.2% of revenues, an increase of 1050.7% over third quarter 1999 net income of $1.4 million and 16.7% sequentially over second quarter 2000.

Diluted earnings per ADS and diluted earnings per ordinary share were $0.17 and $0.017 respectively compared to $0.02 and $0.002 respectively in third quarter 1999 and $0.14 and $0.014 in second quarter 2000.


UNIT SHIPMENTS AND AVERAGE SELLING PRICES

Unit shipments for the test business in third quarter 2000 increased by 82.1% over the same quarter a year ago, and 32.1% sequentially over the second quarter 2000. Unit shipments in our assembly business increased by 85.5% over the same quarter a year ago, and 24.4% sequentially over the second quarter 2000.

In this quarter, test average selling prices (ASPs) decreased by about 9.9% over second quarter 2000 due principally to a change in product mix with more volume testing of devices requiring less test time. In the assembly business, the ASPs for this quarter declined by 3.9% from the second quarter of 2000.

Mixed signal testing continued to be the largest contributor to our test revenues, comprising 78.2% of test revenues, and reaffirming our leadership position in mixed signal testing.

                    TEST REVENUES BREAKDOWN BY TESTING TYPE

                                              THREE MONTHS ENDING
                                   30 JUNE, 2000            30 SEPTEMBER, 2000
------------------------------------------------------------------------------
TYPE OF TESTING                  % OF TEST REVENUES         % OF TEST REVENUES
------------------------------------------------------------------------------
Mixed Signal                            72.5                       78.2
------------------------------------------------------------------------------
Digital                                 27.4                       21.4
------------------------------------------------------------------------------
Memory                                   0.1                        0.4
------------------------------------------------------------------------------


CAPITAL EXPENDITURES

In this quarter, the Company incurred $97.5 million in capital expenditures principally for new production equipment, peripherals, and equipment upgrades, and added 19 testers and 69 wirebonders to its production capacity. Our capital expenditures year-to-date are $251.2 million. As of 30 September 2000, the Company has 228 testers and 529 wirebonders.

We expect our capital expenditures for the year 2000 to be $290 million.

MARKET DYNAMICS

The communications segment continued to be our largest revenue contributor in this quarter with 60.8% of net revenues, in line with our strategic focus on communications customers. U.S. remained our largest revenue contributor by region although the strong growth in demand by European Integrated Device Manufacturers ("IDM") made Europe the fastest growing region in this quarter. Revenues from IDMs grew significantly in this quarter and now contributed to 48.6% of our net revenues, reflecting our success in engaging IDM customers.


                      REVENUES BREAKDOWN BY MARKET SEGMENT

                                              THREE MONTHS ENDING
                                     30 JUNE, 2000        30 SEPTEMBER, 2000
----------------------------------------------------------------------------
MARKET SEGMENT                     % OF NET REVENUES       % OF NET REVENUES
----------------------------------------------------------------------------
Communications                            60.1                   60.8
----------------------------------------------------------------------------
Computer                                  29.9                   31.5
----------------------------------------------------------------------------
Consumer, Industrial and Others           10.0                    7.7
----------------------------------------------------------------------------


                          REVENUES BREAKDOWN BY REGION

                                              THREE MONTHS ENDING
                                     30 JUNE, 2000        30 SEPTEMBER, 2000
----------------------------------------------------------------------------
REGION                             % OF NET REVENUES       % OF NET REVENUES
----------------------------------------------------------------------------
United States                             76.5                    76.9
----------------------------------------------------------------------------
Europe                                    10.7                    17.5
----------------------------------------------------------------------------
Asia                                      12.8                     5.6
----------------------------------------------------------------------------


                      REVENUES BREAKDOWN BY CUSTOMER TYPE

                                              THREE MONTHS ENDING
                                     30 JUNE, 2000       30 SEPTEMBER, 2000
----------------------------------------------------------------------------
CUSTOMER TYPE                      % OF NET REVENUES      % OF NET REVENUES
----------------------------------------------------------------------------
Foundries                                  7.7                    8.2
----------------------------------------------------------------------------
Fabless                                   48.8                   43.2
----------------------------------------------------------------------------
IDMs                                      43.5                   48.6
----------------------------------------------------------------------------


HIGHLIGHTS OF 3RD QUARTER ACHIEVEMENTS

In July, STATS announced the addition of new test instrumentation to expand its capabilities in Radio frequency (RF) test development and production testing to support frequencies up to 6.0GHz bandwidth (both source and measure). STATS can now accommodate testing of wireless communication devices used in cell phones, two-way pagers, wireless local networks (WLAN), global positioning by satellite
(GPS), and the important frequency hopping (FH), required by Bluetooth(TM) technology devices.

During the quarter STATS also received a patent from both the U.S. and Singapore patent offices on technical test handler enhancement. This technical modification to the handler improves pick and place accuracy of IC's, speeds setup time and utilization rates, as well as improves yields by reducing the occurrence of bent leads.

On the assembly front, STATS launched its Flip Chip Small-Thin Plastic Ball Grid Array (FCstPBGA) during the quarter. This new near Chip Scale Package (CSP) is one of several scheduled for release in the next 12 months. STATS has earlier this year introduced CSP packages such as Quad Leadless Package (QLP) and Small Thin Plastic Ball Grid Array (stPBGA) package. FCstPBGA benefits include shrinking size, enhanced electrical and thermal performance and reduced costs. The area-efficiency and high electrical performance properties make it an ideal packaging technique for mobile station modem (MSM) and base-band analog (BBA) integrated circuits used to process sound in wireless handheld devices.

An additional 80,000sqft. of Class 10K clean room space was added during the quarter increasing STATS' total operational clean room area by a third to over 300,000sqft. The additional space allows STATS to quickly ramp up in response to any increase in customer demand. As an indication of its size, the new floor space can accommodate up to 200 more testers.

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)
                 AS OF DECEMBER 31, 1999 AND SEPTEMBER 30, 2000
                           IN THOUSANDS OF US DOLLARS

                                                      DECEMBER 31,      SEPTEMBER 30,
                                                          1999              2000
                                                     -------------      -------------
ASSETS
Current assets:
 Cash and cash equivalents                              $ 16,568          $161,521
 Accounts receivable, net                                 37,404            65,529
 Amounts due from ST affiliates                            6,532             5,115
 Other receivables                                         9,572            10,811
 Inventories                                              11,313            15,652
 Marketable securities                                        --            11,460
 Prepaid expenses                                          7,079            15,092
                                                        --------          --------
    Total current assets                                  88,468           285,180
Property, plant and equipment, net                       251,298           420,915
Other receivables                                          1,835                --
Marketable securities                                         --             8,635
Prepaid expenses                                          10,364            17,839
                                                        --------          --------
    Total Assets                                        $351,965          $732,569
                                                        ========          ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Short-term debt                                          60,000                --
 Current installments of long-term debt                    7,420            14,719
 Accounts payable                                         13,070            13,568
 Amounts due to ST and ST affiliates                       5,533             2,445
 Accrued operating expenses                               20,559            24,189
 Other payables                                           55,238            66,123
 Income taxes payable                                        678             2,446
                                                        --------          --------
    Total current liabilities                            162,498           123,490
Deferred grant                                             1,923             2,736
Long-term debt, excluding current installments            46,360            29,438
                                                        --------          --------
    Total Liabilities                                    210,781           155,664

SHAREHOLDERS' EQUITY
Share capital                                            129,827           159,314
Additional paid-in capital                                26,305           386,186
Accumulated other comprehensive income (loss)             (9,731)           (9,731)
Retained earnings                                         (5,217)           41,136
                                                        --------          --------
    Total Shareholders' Equity                           141,184           576,905
                                                        --------          --------
    Total Liabilities and Shareholders' Equity          $351,965          $732,569
                                                        ========          ========

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
             FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1999 AND 2000
                                  (UNAUDITED)
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

                                                   FOR THE THREE MONTHS ENDED SEPTEMBER 30,
                                                          1999                 2000
                                                        --------             --------

Net revenues                                            $ 53,688             $ 90,538
Cost of revenues                                         (34,692)             (63,202)
                                                        --------             --------
Gross profit                                              18,996               27,336
                                                        --------             --------

Operating expenses:
 Selling, general and administrative                       7,223               10,151
 Research and development                                  2,359                4,078
 Stock-based compensation                                  6,699                   17
 Other general expenses (net)                                 25                   41
                                                        --------             --------
    Total operating expenses                              16,306               14,287
                                                        --------             --------
Operating income                                           2,690               13,049
                                                        --------             --------

Other income (expense):
 Interest income (expense), net                           (1,262)               2,684
 Foreign currency exchange gain (loss)                      (506)                 606
 Other non-operating income, net                             656                  967
                                                        --------             --------
    Total other income (expense)                          (1,112)               4,257
                                                        --------             --------
Income before income taxes                                 1,578               17,306

Income tax expense                                          (148)                (851)
                                                        --------             --------
Net income                                              $  1,430             $ 16,455
                                                        --------             --------

Basic and diluted net income per
  ordinary share                                        $  0.002             $  0.017

Basic and diluted net income per ADS                    $   0.02             $   0.17

Ordinary shares (in thousands) used in
  per ordinary share calculation:
- basic                                                  769,407              984,774
- effect of dilutive options                              10,714                7,200
                                                        --------             --------
- diluted                                                780,121              991,974
                                                        --------             --------

ADS (in thousands) used in per ADS calculation:
- basic                                                   76,941               98,477
- effect of dilutive options                               1,071                  720
                                                        --------             --------
- diluted                                                 78,012               99,197
                                                        --------             --------

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 2000
                                  (UNAUDITED)
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)


                                                     FOR THE NINE MONTHS ENDED SEPTEMBER 30,
                                                        1999                         2000
                                                      ---------                    ---------
Net revenues                                          $ 135,981                    $ 238,473
Cost of revenues                                        (93,582)                    (158,668)
                                                      ---------                    ---------
Gross profit                                             42,399                       79,805
                                                      ---------                    ---------

Operating expenses:
 Selling, general and administrative                     19,194                       29,484
 Research and development                                 5,125                       10,972
 Stock-based compensation                                 8,456                          363
 Other general expenses (net)                                23                         (192)
                                                      ---------                    ---------
    Total operating expenses                             32,798                       40,627
                                                      ---------                    ---------
Operating income                                          9,601                       39,178
                                                      ---------                    ---------
Other income (expense):
 Interest income (expense), net                          (4,118)                       5,756
 Foreign currency exchange gain                           1,873                        1,068
 Other non-operating income, net                          1,790                        2,741
                                                      ---------                       ------
    Total other income (expense)                           (455)                       9,565
                                                      ---------                    ---------
Income before income taxes                                9,146                       48,743

Income tax expense                                         (660)                      (2,390)
                                                      ---------                    ---------
Net income                                            $   8,486                    $  46,353
                                                      ---------                    ---------
Basic net income per ordinary share                     $ 0.011                      $ 0.049

Diluted net income per ordinary share                   $ 0.011                      $ 0.048

Basic net income per ADS                                 $ 0.11                       $ 0.49

Diluted net income per ADS                               $ 0.11                       $ 0.48

Ordinary shares (in thousands) used in per ordinary
  share calculation:
- basic                                                 769,144                      955,160
- effect of dilutive options                              7,941                        7,894
                                                      ---------                    ---------
- diluted                                               777,085                      963,054
                                                      ---------                    ---------
ADS (in thousands) used in per ADS calculation:
- basic                                                  76,914                       95,516
- effect of dilutive options                                794                          789
                                                      ---------                    ---------
- diluted                                                77,708                       96,305
                                                      ---------                    ---------

ABOUT ST ASSEMBLY TEST SERVICES LTD. (STATS)


ST Assembly Test Services Ltd ("STATS" - NNM: STTS and SGX: ST Assembly), is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. With its principal operations in Singapore and global operations in the United States, United Kingdom, Japan and Taiwan, STATS offers full back-end turnkey solutions to customers worldwide. STATS' expertise is in testing mixed-signal semiconductors which are extensively used in fast growing communications applications such as data networking, broadband and mobile communications. STATS also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages to serve some of the world's technological leaders. STATS was listed on the Nasdaq National Market and The Singapore Exchange in January 2000. Further information is available at www.stats.com.sg or www.statsus.com.

Certain of the statements in this press release are forward-looking statements that involve a number of risks and uncertainties which could cause actual results to differ materially. Factors that could cause actual results to differ include : general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or cancellation of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures; continued success in technological innovation; delays in acquiring or installing new equipment; litigation and other risks described from time-to-time in the Company's SEC filings, including its annual report on Form 20-F dated March 30, 2000. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.